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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                   FILING NO. 2 FOR THE MONTH OF JANUARY, 2000




                              Visible Genetics Inc.
                              ---------------------
                           (Exact name of Registrant)

             700 Bay Street, Suite 1000, Toronto ON, Canada M5g 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F  X  Form 40-F
                                     ---           ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes     No  X
                                       ---    ---

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                              VISIBLE GENETICS INC.

         On January 19, 2000, Visible Genetics Inc. (the "Company") issued press release to announce that it has received notice of a patent suit. The press release is filed as an exhibit to this Form 6-K.

         The Company hereby incorporates by reference this Form 6-K into the Company's outstanding Registration Statements on Form F-3 (File Nos. 333-67607, 333-68939, 333-91155 and 333-94649) and all of the Company's outstanding Registration Statements on Form S-8 (including, but not limited to, File Nos. 333-6454 and 333-8804).

         Exhibit 1. Press Release issued January 19, 2000.










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                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   VISIBLE GENETICS INC.


Date: January 19, 2000                  By: /s/ Richard T. Daly
                                            -------------------
                                        Name: Richard T. Daly
                                        Title:   President and CEO